FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 23, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F..☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING OF MATÁV
MAGYAR TÁVKÖZLÉSI RÉSZVÉNYTÁRSASÁG HELD ON FEBRUARY 22, 2005

RESOLUTION No. 1/2005 (II.22.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape

The General Meeting adopts this Resolution with 702 096 518 affirmative votes, 0 negative votes, and 3 237 034 abstentions

RESOLUTION No. 2/2005 (II.22.)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Mr. Peter Janeck, representative of MagyarCom authenticator of the Minutes.

The General Meeting adopts this Resolution with 705 333 552 affirmative votes, 0 negative votes, and 0 abstentions

RESOLUTION No. 3/2005 (II.22.)

The General Meeting approves the agenda of the Meeting as follows:

1.              Informative on the modification of the name and brand strategy of the Company

2.              Decision on  modifying  the name of the Company and the relevant changes of the Articles of Association

3.              Miscellaneous

The General Meeting adopts this Resolution with 704 889 786 affirmative votes, 0 negative votes, and 0 abstentions

RESOLUTION No.  4/2005 (II.22.)

The General Meeting of Matáv Rt. does not adopt the proposal of Zelena János, a shareholder of Matáv regarding the harmonization of prices and salaries.

This resolution was made by the General Meeting with 3 237 135 affirmative and 617 478 081 negative votes with 32 541 203 abstentions.

RESOLUTION No.  5/2005 (II.22.)

The General Meeting of Matáv Rt. resolves to change the name of the Company. According to the decision of the General Meeting the full name of the Company is changed to Magyar Telekom Távközlési Részvénytársaság, whereas its abbreviated name to Magyar Telekom Rt.

The resolution was approved by the General Meeting with 701 585 326 affirmative and 3 255 610 negative votes with 492 616 abstentions.

RESOLUTION No. 6/2005 (II.22.)

The General Meeting does not adopt the proposal of Zelena János, a shareholder of the company regarding the modification of the Articles of Association.

This resolution was made by the General Meeting with 1 affirmative and 617 480 081 negative votes with 35 776 337 abstentions.

RESOLUTION No. 7/2005 (II.22.)

The General Meeting of Matáv resolves the modification of the Articles of Association whereas the original text of Sections 1.1 and 1.2. shall be deleted and replaced with the following text:

1. THE COMPANY DATA

1.1.    The registered name of the Company:

The registered name of the Company: Magyar Telekom Távközlési Részvénytársaság

The Company’s abbreviated name:       Magyar Telekom Rt.

1.2.    The Company’s name in English:

The Company’s name in English: Magyar Telekom Telecommunications Company Ltd.

The Company’s abbreviated name in English:        Magyar Telekom Ltd.

The resolution was approved by the General Meeting with 705 232 846 affirmative and 64 140 negative votes with 36 465 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: February 23, 2005